

June 12, 2014

Via E-mail
Peter Leys
Executive Chairman
Materialise NV
Technologielaan 15
3001 Leuven
Belgium

Re: Materialise NV
Amendment No. 2 to Registration Statement on Form F-1
Filed May 23, 2014
Response dated June 10, 2014
File No. 333-194982

Dear Mr. Leys:

We have reviewed your letter of correspondence dated June 10, 2014 and your supplemental submission dated June 10, 2014 reflecting proposed changes to your registration statement and we have the following comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61
Additional Information Regarding Ordinary Share Value, page 82

1.   We note your response to comment 4 in our letter dated June 9, 2014. Please provide us with the following information to help us better understand the specific differences in assumptions and estimates made by management and the Board of Directors as compared to the underwriters:
   - The per ordinary share fair value estimated from the Multiples Method and the DCF Method as of September 27, 2013 and November 26, 2013.
   - The names of the seven comparable companies used by management and by the underwriters and why seven comparable companies is an appropriate number of companies for the Multiples Method to be weighted equally with the DCF method. A confirmation that all seven comparable companies were used to estimate the expected volatility for both valuation dates, or an explanation which companies were not used and why.
   - The specific multiples used by management from the seven comparable companies for both valuation dates. A discussion as to whether any adjustments were made to the multiples for material differences between Materialise and the seven comparable

companies, along with the impact of those adjustments to the actual multiples calculated for the comparable companies.

- The EBITDA amount used for both valuation dates. An explanation as to why annualized the six-months EBITDA was used instead of a rolling-twelve months ended June 30, 2013 EBITDA amount. How the EBTIDA amount was calculated for November 26, 2013. If the same EBITDA amount was used for both valuation dates, an explanation why the third quarter of fiscal year 2013 operating results were not used for the November 26, 2013 valuation date.

- The specific multiples used by the underwriters and how these multiples were determined. The company-specific amounts to which the multiples were applied and how these amounts were calculated.

- A discussion of the material differences between the Multiples Method utilized by management versus the underwriters. The estimated impact to management's fair value of the per ordinary share had the underwriters' specific methods, assumptions and estimates has been used by management.

- A more detailed discussion of the financial information management used as the basis for preparing the discounted cash flow analysis (e.g., the three-year budget period and how the budge was developed). The specific assumptions and estimates used for the DCF method, for example the number of periods cash flows were estimated, the growth rates, if a terminal value was used and what it was, the weighted average cost of capital, the discount for lack of marketability, for the two valuation dates. A description of management's basis for the assumptions and estimates included in the DCF method.

- The present value discount and discount for lack of marketability estimated by the underwriters.

Please provide us with any additional information that will aid in our understanding of the differences between management's fair value per ordinary share as of November 26, 2013, and the underwriters' fair value per ordinary share as of June 2, 2013.

You may contact Tracey Smith, Staff Accountant at (202) 551-3736 or Alfred Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        Alejandro E. Camacho, Esq., Clifford Chance US LLP